

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Ludovic Saverys
Chief Financial Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerp
Belgium

> **Re: Euronav NV**
> **Schedule 14D-9 filed February 14, 2024**
> **File No. 005-89253**

Dear Ludovic Saverys:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule 14D-9 filed February 14, 2024

General

1. Rule 14e-2(a) requires Euronav to express a position on the Offers by stating that it recommends acceptance or rejection, expresses no opinion and is remaining neutral or is unable to take a position with respect to the Offers. In each case, Euronav must explain the reasons for its position. We note your statement that the Supervisory Board "has unanimously recommended that holders of Ordinary Shares who are aligned with Euronav's new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not embrace Euronav's new strategy should tender their Ordinary Shares in the Offers." Please revise this statement (and other similar statements throughout the Schedule 14D-9) to expressly state Euronav's position with respect to the Offers and to explain the reasons for its position.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions